Value Line Funds

7 Times Square, 21st Floor

New York, New York 10036-6524

December 21, 2017

Via Edgar Correspondence

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Lauren Hamilton

Re:	Value Line Mid Cap Focused Fund, Inc. (2-10827; 811-02265);

Value Line Larger Companies Focused Fund, Inc. (2-31640; 811-01807);

Value Line Income and Growth Fund, Inc. (2-11153; 811-02277);

Value Line Premier Growth Fund, Inc. (2-12663; 811-02278);

Value Line Asset Allocation Fund, Inc. (33-62240; 811-07702);

Value Line Small Cap Opportunities Fund, Inc. (33-56028; 811-07388);

Value Line Core Bond Fund (811-04471; 33-01575); and

The Value Line Tax Exempt Fund, Inc. (811-03904; 002-87913)

(each, a “Fund” and, collectively, the “Funds”)

Dear Ms. Hamilton:

This letter responds to comments of the staff of the Securities and Exchange Commission (the “Commission”) transmitted orally to Gretchen Passe Roin and Seth Davis of Wilmer Cutler Pickering Hale and Dorr LLP on December 13, 2017, relating to the post-effective amendment to the Registration Statement under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), of each of the above named Funds which was filed with the Commission on November 29, 2017 (the “Registration Statement”).

For the staff’s convenience, its comments are restated below, followed by the response of the applicable Fund(s). All page numbers refer to the multi-fund combined prospectus or SAI pursuant to which each Fund is offered, as filed in its Registration Statement. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the applicable Fund’s Registration Statement.

December 21, 2017

Ms. Lauren Hamilton

Comment 1.

Please confirm for each Fund subject to an Expense Limitation, that the Adviser has performed, and the Fund’s auditor has agreed with, a FAS 5 analysis concluding whether or not a liability is necessary to be booked based on the probability of future recoupment in accordance with accounting guidance.

Response 1.

Confirmed on behalf of all Funds other than The Value Line Tax Exempt Fund, Inc. which, as noted in Response 4, does not have an Expense Limitation or other arrangement permitting recoupment of amounts waived for or reimbursed to the Fund. The Adviser has performed, and the Fund’s auditor has agreed with, a FAS 5 analysis concluding that no liability needs to be booked based on the probability of future recoupment with respect to any of these Funds.

Comment 2.

For each Fund subject to an Expense Limitation, please supplementally confirm to the Staff, and disclose in the Fund’s Registration Statement, that prior year fees and expenses can be recaptured only if the current expense ratio is less than the prior year expense cap that was in place when such prior year expenses were waived.

Response 2.

Confirmed. The following bolded disclosure is added to the description of the Expense Limitation in the Registration Statement of each such Fund:

The Adviser and the Distributor may subsequently recover from assets attributable to the Institutional Class the reimbursed expenses and/or waived fees (within 3 years after the fiscal year end in which the waiver/reimbursement occurred) to the extent that the Institutional Class’s expense ratio is less than the Expense Limitation or, if lower, the expense limitation in effect when the waiver/reimbursement occurred.

The Registration Statement containing this disclosure is filed herewith pursuant to Rule 485(a) for Value Line Asset Allocation Fund, Inc. and Value Line Small Cap Opportunities Fund, Inc., and will be filed pursuant to Rule 497(c) promptly upon a declaration of effectiveness for Value Line Mid Cap Focused Fund, Inc., Value Line Larger Companies Focused Fund, Inc., Value Line Income and Growth Fund, Inc., Value Line Premier Growth Fund, Inc., and Value Line Core Bond Fund.

December 21, 2017

Ms. Lauren Hamilton

Comment 3.

For each of Value Line Core Bond Fund and The Value Line Tax Exempt Fund, Inc., please explain why it is appropriate to show a gross expense ratio in the Fee Table that is lower than the gross expense ratio in the Fund’s semi-annual report.

Response 3.

The gross expense ratio reported in each Fund’s semi-annual report is higher than that shown in the current Fee Table because the latter depicts unaudited data for a portion of the year, whereas the former is based on the audited expense ratio of each Fund for its most recent fiscal year, consistent with the Adviser’s procedures and Instructions to Form N-1A.

Comment 4.

Please supplementally confirm that The Value Line Tax Exempt Fund, Inc. is not subject to recoupment in connection with the contractually agreed upon 12b-1 fee waiver.

Response 4.

Confirmed.

Comment 5.

Please confirm that the costs reported in the Examples on Pages 10 and 17 of the Registration Statements of Value Line Income and Growth Fund, Inc. and Value Line Larger Companies Focused Fund, Inc., respectively, are correct with respect to the Institutional Class.

Response 5.

Confirmed.

Comment 6.

Please confirm whether the fee waiver and expense reimbursement disclosed in the Annual Fund and Operating Expenses table for Value Line Income and Growth Fund, Inc.’s Institutional Class should be -3.92% rather than the Staff’s own calculation of -3.91%.

Response 6.

The fee waiver and expense reimbursement should be reported as -3.91% rather than -3.92% and will be corrected in the Fund’s prospectus filed pursuant to Rule 497(c) promptly upon declaration of effectiveness of the Registration Statement.

December 21, 2017

Ms. Lauren Hamilton

Comment 7.

Please include semi-annual financial statements for each of Value Line Asset Allocation Fund, Inc. and Value Line Small Cap Opportunities Fund, Inc.

Response 7.

Each of Value Line Asset Allocation Fund, Inc. and Value Line Small Cap Opportunities Fund, Inc. is filing contemporaneous with this correspondence an amendment to its Registration Statement pursuant to Rule 485(a) incorporating semi-annual financial statements for the period ended September 30, 2017.

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We trust that these responses adequately address your comments. In accordance with the requirements of Rule 461 under the Securities Act, each of the Funds currently requests acceleration to effectiveness of its Registration Statements, filed herewith with respect to Value Line Asset Allocation Fund, Inc. and Value Line Small Cap Opportunities Fund, Inc. and November 29, 2017 for the remaining Funds. Each of these remaining Funds will file its prospectus and statement of additional information, reflecting the changes discussed above, promptly upon the declaration of effectiveness pursuant to Rule 497(c).

Should you have any further questions or comments, please do not hesitate to contact Gretchen Passe Roin of Wilmer Cutler Pickering Hale and Dorr LLP at (617) 526-6787 or myself at (212) 907-1850.

Very truly yours,

By: /s/ Peter D. Lowenstein

Peter D. Lowenstein

Legal Counsel to the Funds

cc:   Leonard A. Pierce, Esq.

Gretchen Passe Roin, Esq.